NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Amendment No. 6

RULE 13e-3 TRANSACTION STATEMENT

PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ASA INTERNATIONAL LTD.

(Name of the Issuer)

ASA INTERNATIONAL LTD.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

001912 20 3

(CUSIP Number of Class of Securities)

Alfred C. Angelone Chief Executive Officer ASA International Ltd. 10 Speen Street Framingham, MA 01701 (508) 626-2727	Copies To: Paul D. Broude, Esq. Epstein Becker & Green, P.C. 111 Huntington Avenue, 26th Floor Boston, MA 02199 (617) 342-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*) $9,316,980	Amount of Filing Fee $1,181

*Based on information from the Issuer’s transfer agent and brokers, (a) the Issuer estimates that its 1-for-600 share reverse split will result in fractions of a share aggregating 395,000 pre-split shares for which the Issuer will pay $5.00 each, (an aggregate of $1,975,000, the “Fractional Share Consideration”), and (b) with respect to an estimated 1,468,396 share balance that will be acquired with securities in the reverse split, such shares have been valued at $5.00 per share (an aggregate of $7,341,980, the “Reverse Split Consideration”; the Reverse Split Consideration plus the Fractional Share Consideration being the “Total Consideration”). Pursuant to Fee Rate Advisory #7 for Fiscal Year 2004, the amount required to be filed with this Schedule 13E-3 equals $126.70 per million of the Total Consideration.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,645
Form or Registration No.:	Schedule 13E-3
Filing Party:	ASA International Ltd.
Date Filed:	$206 on April 22, 2004 $1,439 on June 17, 2004

INTRODUCTION

This Amendment No. 6 to Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 22, 2004, as amended by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on June 17, 2004, Amendment No. 2 to the Schedule 13E-3 filed with the SEC on August 19, 2004, Amendment No. 3 to Schedule 13E-3 filed with the SEC on August 20, 2004, Amendment No. 4 to Schedule 13E-3 filed with the SEC on September 14, 2004, and Amendment No. 5 to Schedule 13E-3 filed with the SEC on October 4, 2004, in connection with a proposed going-private transaction.

This Amendment is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement (the “Proxy Statement”) filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Proxy Statement is attached hereto as Exhibit (a)(3).

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement.

ITEM 1.   SUMMARY TERM SHEET

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

(a)     The name of the subject company is ASA International Ltd. The address of the principal executive offices of the Company is 10 Speen Street, Framingham, MA 01701 and the telephone number is (508) 626-2727. The Company provides networked automation systems and ongoing monthly support to businesses in North and South America. The Company designs and develops proprietary enterprise software for the following markets: tire dealer and retreader, law firms, system integrators and e-focused companies, and manufacturing and distribution companies.

(b)     The information set forth in the Proxy Statement under “THE ANNUAL MEETING — Who Can Vote at the Meeting” is incorporated herein by reference.

(c)     The information set forth in the Proxy Statement under “MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS” is incorporated herein by reference.

(d)     The information set forth in the Proxy Statement under “MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS” is incorporated herein by reference.

(e)     Not applicable.

(f)     The information set forth in the Proxy Statement under “STOCK PURCHASES BY ASA AND ITS AFFILIATES” is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) The information set forth in Item 2(a) above and in the Proxy Statement under “ELECTION OF DIRECTORS — Occupations of Directors and Executive Officers” is incorporated herein by reference.

ASA is managed by its directors and executive officers. The directors of ASA are Alfred C. Angelone, Chas B. Blalack, Alan J. Klitzner, William A. Kulok, James P. O’Halloran and Robert L. Voelk. The executive officers of ASA are Alfred C. Angelone, Terrence C. McCarthy and Wayne C. Croswell. Messrs. Angelone, Blalack, Klitzner, Kulok, O’Halloran, McCarthy and Croswell are citizens of the United States. Mr. Voelk is a citizen of Germany.

Alfred C. Angelone	Chairman, Chief Executive Officer and President of the Company with a business address at 10 Speen Street, Framingham, Massachusetts 01701.

Chas B. Blalack	Managing Member of Maritime Capital LLC, a private equity firm with a business address at 180 Saugatuck Ave., Westport, CT 06880.

Alan J. Klitzner	Chairman of Klitzner Industries, Inc., a privately held manufacturer of emblematic jewelry with a business address at 44 Warren Street, Providence, RI 02901.

William A. Kulok	Director of World Trade Center Palm Beach, an organization that produces trade shows and events with a business address at 116 Echo Drive, Jupiter, FL 33458; formerly President of North American Corporate Games, an organization that produces multi-sport festivals for executives with a business address at 116 Echo Drive, Jupiter, FL 33458.

James P. O’Halloran	Retired with a business address at c/o ASA, 10 Speen Street, Framingham, Massachusetts 01701; Formerly Senior Vice President, Treasurer and Chief Financial Officer, Pegasystems Inc., a publicly held software company with a business address at 101 Main Street, Cambridge, MA 02142.

Robert L. Voelk	Chief Executive Officer, President and Chairman of Omtool, Ltd. a publicly held Communications software company with a business address at 8 Industrial Way, Salem, NH 03079; Chairman and Chief Executive Officer of eSped.com, a privately held software company with a business address at 8 Industrial Way, Salem, NH 03079.

Terrence C. McCarthy	Vice President, Secretary and Treasurer of ASA with a business address at 10 Speen Street, Framingham, Massachusetts 01701.

Wayne C. Croswell	Group Vice President and President of ASA’s Tire Systems Product Line with a business address at 10 Speen Street, Framingham, Massachusetts 01701.

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 4.   TERMS OF THE TRANSACTION.

(a)     The following information is incorporated by reference to the Proxy Statement: “SUMMARY TERM SHEET,” “THE ANNUAL MEETING,” “THE PROPOSED AMENDMENT,” and the following subsections under “SPECIAL FACTORS:” “— Background of the Transaction,” “— Purpose of the Transaction,” “— Cash Payment In Lieu of Fractional Shares,” “— Sources of Funds and Financial Effect of the Transaction,” “— Effect of the Proposed Transaction on Stockholders,” “— Effect of the Proposed Transaction on Option Holders,” “— Effect of the Proposed Transaction on ASA,” and “— Material Federal Income Tax Consequences.”

(b)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Interests of Executive Officers and Directors in the Transaction” is incorporated herein by reference.

(c)     The following information is incorporated by reference to the Proxy Statement: “SUMMARY TERM SHEET,” and the following subsections under “SPECIAL FACTORS:” “— Background of the Transaction,” “— Cash Payment In Lieu of Fractional Shares,” “— Effect of the Proposed Transaction on Stockholders,” “— Interests of Executive Officers and Directors in the Transaction,” “— Effect of the Proposed Transaction on Option Holders,” and “— Material Federal Income Tax Consequences.”

(d)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

(e)     The information set forth in the Proxy Statement under “THE PROPOSED AMENDMENT — Provisions for Unaffiliated Shareholders” and “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

(f)     Not applicable.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)     The information set forth in the Proxy Statement under “ELECTION OF DIRECTORS — Certain Transactions” is incorporated herein by reference.

(b)-(c)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction,” “SPECIAL FACTORS — Possible Corporate Transactions,” and “STOCK PURCHASES BY ASA AND ITS AFFILIATES” is incorporated herein by reference.

(e)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Possible Corporate Transactions,” “STOCK PURCHASES BY ASA AND ITS AFFILIATES,” “ELECTION OF DIRECTORS — Certain Transactions,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and “EQUITY COMPENSATION PLAN INFORMATION” is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)     The information set forth in the Proxy Statement under “THE PROPOSED AMENDMENT — Exchange of Stock Certificates” is incorporated herein by reference.

(c)     The following information is incorporated by reference to the Proxy Statement: “SUMMARY TERM SHEET,” “ELECTION OF DIRECTORS,” and the following subsections under “SPECIAL FACTORS:” “— Background of the Transaction,” “— Purpose of the Transaction,” “— Effect of the Proposed Transaction on Stockholders,” “— Effect of the Proposed Transaction on ASA,” “— Conduct of ASA’s Business after the Transaction,” and “— Possible Corporate Transactions.”

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS— Background of the Transaction,” and “SPECIAL FACTORS— Purpose of the Transaction,” is incorporated herein by reference.

(b)     The information set forth in the Proxy Statement under “SPECIAL FACTORS— Background of the Transaction” is incorporated herein by reference.

(c)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS— Background of the Transaction,” and “SPECIAL FACTORS— Purpose of the Transaction,” is incorporated herein by reference.

(d)     The following information is incorporated herein by reference to the Proxy Statement: “SUMMARY TERM SHEET,” “SUMMARY FINANCIAL INFORMATION — Summary Unaudited Pro Forma Financial Information” and the following subsections under “SPECIAL FACTORS:” “— Effect of the Proposed Transaction on Stockholders,” “— Effect of the Proposed Transaction on Option Holders,” “— Effect of the Proposed Transaction on ASA.”

ITEM 8.   FAIRNESS OF THE TRANSACTION.

(a)-(e)     The following information is incorporated herein by reference to the Proxy Statement: “SUMMARY TERM SHEET;” and the following subsections under “SPECIAL FACTORS:” “— Background of the Transaction,” “— Purpose of the Transaction,” “— Recommendation of the Board; Fairness of the Transaction,” and “— Opinion and Report of the Financial Advisor.”

(f)     Not applicable

ITEM 9.   REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

(a)-(b)     The information set forth in the Proxy Statement under the following subsections of “SPECIAL FACTORS” is incorporated herein by reference: “— Background of the Transaction,” “— Recommendation of the Board; Fairness of the Transaction,” and “— Opinion and Report of the Financial Advisor.”

(c)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Opinion and Report of the Financial Advisor” is incorporated herein by reference.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(d)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Sources of Funds and Financial Effect of the Transaction” is incorporated herein by reference.

ITEM 11.   INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a)     The information set forth in the Proxy Statement under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)     The information set forth in the Proxy Statement under “STOCK PURCHASES BY ASA AND ITS AFFILIATES” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” is incorporated herein by reference. Other than the grant of stock options to directors described under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” no directors, executive officers, controlling persons or any associates of any of them have effected any transactions with respect to the Company’s securities in the past 60 days.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

(d)-(e)     The information set forth in the Proxy Statement under “THE ANNUAL MEETING — Recommendation of the Board of Directors” and “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

ITEM 13.   FINANCIAL INFORMATION.

(a)     The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The information in the Proxy Statement referred to in “SUMMARY FINANCIAL INFORMATION — Summary Historical Financial Information,” “OTHER INFORMATION — Incorporation by Reference,” and OTHER INFORMATION — Where You Can Find More Information” is incorporated herein by reference.

(b)     The information set forth in the Proxy Statement under “SUMMARY FINANCIAL INFORMATION — Summary Unaudited Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)     The information set forth in the Proxy Statement under “THE ANNUAL MEETING — Solicitation of Proxy Appointments” is incorporated herein by reference.

ITEM 15.   ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

(a)(1)     Not applicable.

(a)(2)     Press Release issued by the Company on April 16, 2004 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2004).

(a)(3)     Definitive Proxy Statement of the Company, as filed with the Securities and Exchange Commission on October 12, 2004 (incorporated by reference to the Company’s Schedule 14A filed with the SEC on October 12, 2004).

(a)(4)     Not applicable.

(a)(5)     Not applicable.

(b)     Not applicable.

(c)(1)     Opinion of vFinance Investments, Inc. dated April 16, 2004 (included as Appendix B to the Company’s Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3).**

(c)(2)     Report of vFinance Investments, Inc. dated April 16, 2004.**

(d)(1)     Preferred Stock Rights Agreement, dated as of October 21, 1998 between the Company and American Securities Transfer & Trust, Inc., as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to exhibit 10.1 previously filed with the Company’s Current Report on Form 8-K filed with the SEC on November 4, 1998).

(d)(2)     Stock Repurchase Agreement dated August 1, 2002 by and between ASA International Ltd., Harry W. Margolis and Margolis family members (incorporated by reference to exhibit 10.1 previously filed with the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2002).

(d)(3)     1986 Incentive Stock Option Plan of the Company (incorporated by reference to exhibit 4A previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

(d)(4)     1988 Stock Option Plan of the Company (incorporated by reference to exhibit 4B previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

(d)(5)     1993 Stock Option Plan of the Company (incorporated by reference to exhibit 4C previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

(d)(6)     1995 Stock Option Plan of the Company (incorporated by reference to exhibit 4D previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

(f)     Not applicable.

(g)     Not applicable.

** Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ASA INTERNATIONAL LTD.

By:	/s/ ALFRED C. ANGELONE
Alfred C. Angelone Chairman and Chief Executive Officer

Dated: October 12, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(2)	Press Release issued by the Company on April 16, 2004 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2004).

(a)(3)	Definitive Proxy Statement of the Company, as filed with the Securities and Exchange Commission on October 12, 2004 (incorporated by reference to the Company’s Schedule 14A filed with the SEC on October 12, 2004).

(c)(1)	Opinion of vFinance Investments, Inc. dated April 16, 2004 (included as Appendix B to the Company’s Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(3) to this Schedule 13E-3).**

(c)(2)	Report of vFinance Investments, Inc. dated April 16, 2004.**

(d)(1)	Preferred Stock Rights Agreement, dated as of October 21, 1998 between the Company and American Securities Transfer & Trust, Inc., as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to exhibit 10.1 previously filed with the Company’s Current Report on Form 8-K filed with the SEC on November 4, 1998).

(d)(2)	Stock Repurchase Agreement dated August 1, 2002 by and between ASA International Ltd., Harry W. Margolis and Margolis family members (incorporated by reference to exhibit 10.1 previously filed with the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2002).

(d)(3)	1986 Incentive Stock Option Plan of the Company (incorporated by reference to exhibit 4A previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

(d)(4)	1988 Stock Option Plan of the Company (incorporated by reference to exhibit 4B previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

(d)(5)	1993 Stock Option Plan of the Company (incorporated by reference to exhibit 4C previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

(d)(6)	1995 Stock Option Plan of the Company (incorporated by reference to exhibit 4D previously filed with the Company’s Form S-8 filed with the SEC on September 27, 1996).

**Filed previously.